Video Transcript-pitch video

It's as hard as ever out there for small retail business, even when we're not dealing with a global pandemic. It's crucial especially in volatile times that we have resilient local scale economies, be they in small towns or big cities or anything in between.

We know local businesses are important. They plow a lot more of their money back into other local businesses, and places with a higher percentage of them have the highest growth rates. But capital gets sucked out of localities when profits don't stay in the community, but instead head to corporate executives and shareholders, and when big banks charge more and more in transaction costs. The agencies and organizations who support these places don't have great tools, especially any that show quantitative measures of success.

I'm Darren Smith and I founded Traipse because of a passion for these places, and a desire to help them thrive and help people appreciate them. For a few years we've worked with local partners to help people explore these places with our gamified walking tour app, Traipse. We've always planned to have an incentive system to reward users and content creators but haven't yet been about to implement that. Meanwhile one of our local partners came to us for help with improving their downtown gift card program. That has since become My Local Token, an ambitious vision to create a true ecosystem for local transactions, discounts and merchant loyalty programs, community organizations, and events.

The MLT app will function a lot like PayPal or Apple Pay but using an alternative currency exclusive to local businesses. Why would anyone want that? Well, for merchants it gives them unmatched promotional tools and saves them money on credit card transaction fees. For users, it unlocks discounts, rewards, and the knowledge that they're showing their local loyalty. There are so many ways MLT can be integrated into local, civic, and economic activity. A B&B could lump $50 in MLT in with a weekend stay package, a parks department could offer MLT as an incentive for help on a clean-up day.

Our business model is implementation contracts with local partners, along with add-ons for individual merchants and gamified tours, plus fees on token redemption. The design is not just to earn revenue, but to create the right incentive structure within a local economy to maximize the social benefit. The core market consists of those agencies and organizations involved in promoting independent merchants and historic business districts. We know a large percentage of these organizations currently have or have considered some kind of area-wide loyalty program. These are the clients we've already been working with. We know their motivations, we know their budgets, and we know how to provide value to them.

The point here is that from multiple angles everyday transactions are being revolutionized by new technology. We're simply carving out a space for that progress to benefit small businesses rather than further tip the playing field against them. And of course, no one else is tying local rewards to a gaming ecosystem with thousands of existing users like we will be doing with MLT and Traipse. Think Pokémon Go, but engaging with the real world and earning real rewards.

This summer we'll be testing MLT designs with focus groups of users and merchants. We look forward to bringing MLT to your favorite places.

Our team features expertise in urban planning and economic development, digital marketing, geolocation gaming, database systems and app development, and a global expert on digital platforms and ecosystems.

The fallout from COVID-19 is an opportunity to rethink our economy and our communities and reprioritize our investment in them. If you share this vision of sustainable, resilient, local-scale economies, and communities that can weather crisis in an equitable way, please visit MyLocalToken.org for project updates. Thank you.